Exhibit 99.3

PRESS RELEASE

COP28: TotalEnergies Signs the Agreement on Investment for its 1 GW Wind Power Project in Kazakhstan

Paris, December 4, 2023 – On the occasion of the COP28 in Dubai, in presence of the President of Kazakhstan, Patrick Pouyanné and the Minister of Energy of Kazakhstan signed the Agreement on Investment (AoI) for TotalEnergies’ Mirny project. Largest wind energy project ever initiated in Kazakhstan, Mirny will supply more than 1 million people with low-carbon electricity and will avoid the emission of 3.5 million tons of CO2 annually in the country.

The Mirny project aims to build a 1 GW onshore wind farm of up to 160 turbines combined with a 600 MWh battery energy storage system for a reliable power supply. Mirny represents an investment of about $1.4 billion and is a prime example of TotalEnergies’ ability to leverage its position as a major partner in the upstream sector to speed up the development of renewable energy in Oil & Gas countries.

This Agreement on Investment comes after the signature in June 2023 of a Power Purchase Agreement (PPA) for the Mirny project, the first to be signed in the country for a wind project of such scale. TotalEnergies will develop the Mirny project in partnership with the National Wealth Fund Samruk-Kazyna and the National Company KazMunayGas, which will each own a 20% stake in the project.

“At COP28, more than 110 nations committed to tripling renewable energy capacity by 2030. TotalEnergies supports this call. With this innovative wind and battery project, our Company is making a direct contribution to this ambition and to the energy transition in Kazakhstan”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “The signing of this Agreement on Investment will allow to launch the Mirny project, which will help TotalEnergies triple its power generation from 33 TWh to more than 100 TWh by 2030.”

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

Contacts TotalEnergies

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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